

03052304



RECD S.E.C.
OCT 2 9 2003

** AM 11-3-2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tristone Capital (U.S.A) Inc.

OFFICIAL USE ONLY
119223
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1800, 335 - 8th Avenue SW
(No. and Street)

Calgary	Alberta	T2P 1C9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Kehler, CFO — 403-303-8653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1200 205 5th Ave SW	Calgary	Alberta	T2P 4B9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tristone Capital (U.S.A) Inc., as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

MARK S. POWELL

Notary Public

Barrister and Solicitor

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Statements and Supplementary information
(Expressed in U.S. dollars)

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)
Year ended August 31, 2003





KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statement of financial condition of Tristone Capital (U.S.A.) Inc. as at August 31, 2003 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial condition of the Company as at August 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP.

Chartered Accountants

Calgary, Canada
October 1, 2003



TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Statement of Financial Condition

August 31, 2003
(Expressed in U.S. dollars)

Assets

Current assets:		
Cash and cash equivalents (note 7)	$	371,583
Due from clearing broker (note 2)		96,386
Prepaids		609
	$	468,578

Liabilities and Stockholder's Equity (Deficit)

Current liabilities:		
Accounts payable and accrued liabilities	$	20,214
Due to parent company (note 2)		90,611
Income taxes payable		39,486
		150,311
Subordinated loans (note 5)		225,000
Stockholder's equity (deficit):		
Capital stock:		
Authorized:		
80,000 common shares, $0.01 par value		
20,000 preferred shares, $0.01 par value		
Issued and outstanding:		
15,100 common shares		15,001
Retained earnings (deficit)		78,266
		93,267
Commitments (note 8)		
	$	468,578

See accompanying notes to financial statements.

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Statement of Operations

Year ended August 31, 2003
(Expressed in U.S. dollars)

Revenue:		
Commissions (note 2)	$	837,388
Interest income		1,523
		838,911
General and administrative (note 2)		694,715
Income before income taxes		144,196
Income taxes (note 6)		39,486
Net income	$	104,710

Statement of Changes in Stockholder's Equity

Year ended August 31, 2003
(Expressed in U.S. dollars)

		Capital Stock		Retained earnings		Total
Stockholder's equity (deficit), beginning of year	$	15,001	$	(26,444)	$	(11,443)
Net income		–		104,710		104,710
Stockholders equity, end of year	$	15,001	$	78,266	$	93,267

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended August 31, 2003
(Expressed in U.S. dollars)

		Subordinated loans
Subordinated loans, beginning and end of year	$	225,000

See accompanying notes to financial statements.

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Statement of Cash Flows

Year ended August 31, 2003
(Expressed in U.S. dollars)

Cash flows from (used in) operating activities:		
Net income	$	104,710
Change in non-cash operating items:		
Prepaids		(609)
Due to/from parent company		79,167
Due from clearing broker		(96,386)
Income tax payable		39,486
Accounts payable and accrued liabilities		20,214
Increase in cash and cash equivalents		146,582
Cash and cash equivalents, beginning of period		225,001
Cash and cash equivalents, end of period	$	371,583
Supplemental cash flow information:		
Income taxes paid	$	–
Interest paid		–

See accompanying notes to financial statements.

Tristone Capital (U.S.A.) Inc. (the "Company") was incorporated November 26, 2001 in the state of Delaware of the United States under the name Tristone Capital Advisors (U.S.) Inc. and subsequently changed its name on October 1, 2002 to Tristone Capital (U.S.A) Inc. On September 3, 2002 the Company registered as a broker-dealer in the United States with the Securities and Exchange Commission and became a member of The National Association of Securities Dealers Inc. ("NASD"). The Company is a wholly owned subsidiary of Tristone Capital Advisors Inc. (the "Parent"), a Canadian owned private corporation.

The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for its customers through Tristone Capital Inc. and Tristone Capital Inc.'s clearing broker TD Waterhouse Institutional Services Inc. (collectively the "Clearing Broker"). Tristone Capital Inc. is also a wholly owned subsidiary of the Parent and is a Canadian investment dealer and member of the Investment Dealers Association of Canada. Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(i).

1. Significant accounting policies:

These financial statements are prepared in accordance with United States generally accepted accounting principles. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

(c) Translation of foreign currency:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average exchange rates prevailing for the year. Gains and losses resulting from foreign currency transactions are included in net income.

---

1. Significant accounting policies (continued):

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(e) Revenue recognition:

Commission revenue is recorded on a trade date basis.

(f) Securities transactions:

Securities transactions and related revenues and expenses are recorded on a trade date basis.

(g) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(h) Fair value of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(Expressed in U.S. dollars)

---

2. Related party transactions:

Under carrying broker, trading services and management agreements, Tristone Capital Inc. ("TCI"), a company under common control, provides the Company with extensive clearing, trading and management services which encompasses all of the Company's operating activities except for certain direct expenses including regulatory fees, fees pertaining to clearing financial transactions, audit fees and trading systems in the United States. TCI waived all compensation for these services from September 1, 2002 until January 31, 2003. Fees charged by TCI for clearing and record-keeping services are based on activity charges from TCI and monthly fees are paid to TCI by the Company for management and administrative services as mutually agreed upon by both parties from time to time. Under the agreements, the Company received $905,739 in commissions and was charged clearing expenses of $68,351 from TCI relating to the period from February 1, 2003 to August 31, 2003. In addition, TCI charged the Company $596,415 for management services and overhead expenses relating to the period from February 1, 2003 to August 31, 2003 which are included in general and administrative expenses. Of these amounts $96,386 was outstanding as commission receivable at August 31, 2003 and $90,611 as management fees payable.

3. Clearing agreement:

Pursuant to an agreement between the Company and the Clearing broker, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Clearing broker. The Company is exempt under subsection k(2)(i) of Rule 15c3-3 and is not responsible for compliance with Section 40 of Regulation T of the Board of Governors of the Federal Reserve System, as all customer accounts, as define by such rules, are carried by Clearing broker. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

4. Regulatory net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined which shall not exceed 15 to 1. At August 31, 2003, the Company had net capital of $221,272, which was $121,272 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness was 0.68 to 1.

5. Subordinated loans:

The Company has issued $225,000 in unsecured loans. The loans are non-interest bearing and are scheduled to mature September 3, 2005. The loans are subordinated to the claim of the general creditors of the Company. These have been issued pursuant to a standard subordinated loan agreement in the form required by the NASD. Repayment of the subordinated loans is subject to the prior approval of the NASD.

The fair value of the subordinated loans is not readily determinable as the Company is in start up phase and has not established a commercial lending rate.

6. Income taxes:

For United States tax purposes, the Company files a stand alone tax return.

The provision for income tax that would result from applying the federal statutory rates to pre-tax income would be as follows:

Expected tax expense (recovery)	$	39,486
Unrecognized benefit of tax loss		–
Provision for income taxes	$	39,486

7. Cash and cash equivalents:

Cash and cash equivalents include a 0.86% Government of Canada treasury bill denominated in U.S. dollars, due November 28, 2003, and a 0.8% Government of Canada treasury bill denominated in U.S. dollars, due September 22, 2003, totalling $343,883.

8. Commitments:

The Company has obligations under software licensing agreements for $31,860 in 2004.

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

Year ended August 31, 2003
(Expressed in U.S. dollars)

Total stockholder's equity from statement of financial condition	$	93,267
Loans subordinated to claims of general creditors		225,000
Total capital and allowable subordinated liabilities		318,267
Less non-allowable assets:		
Due from clearing broker		96,386
Prepaids		609
Net capital		221,272
Minimum capital requirement		100,000
Excess net capital	$	121,272
Aggregate indebtedness	$	150,311
Ratio of aggregate indebtedness to net capital		68%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of August 31, 2003, filed by the Company on Form X-17A-5.

Schedule 2 – Computation of Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3

Year ended August 31, 2003

The Company is exempt under subsection k(2)(i) of Rule 15c3-3.

Schedule 3 – Information for Possession or Control Requirements
Pursuant to SEC Rule 15c3-3

Year ended August 31, 2003

The Company is exempt under subsection k(2)(i) of Rule 15c3-3.



KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS' TO THE STOCKHOLDER ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Tristone Capital (U.S.A.) Inc. (the "Company") as at and for the year ended August 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

The audit was conducted in accordance with auditing standards generally accepted in the United States of America and included a review of the Company's accounting systems and internal accounting controls to the extent required in accordance with such standards.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objects of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003 to meet the SEC's adjectives.

The report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP.

Chartered Accountants

Calgary, Canada
October 1, 2003